Exhibit 4.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of BELLUS Health Inc.’s operations and financial performance for the three and six-month periods ended June 30, 2019. In this MD&A, unless the context otherwise requires, the terms “BELLUS Health”, “we”, “us”, and “our” refer to BELLUS Health Inc. This document should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2019, as well as our audited consolidated financial statements for the year ended December 31, 2018. These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). For a discussion regarding related-party transactions, contractual obligations, financial risk management, disclosure controls and procedures, internal control over financial reporting, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2018, as well as other public filings, which are available on SEDAR at www.sedar.com. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A.

The condensed consolidated interim financial statements and MD&A for the three and six-month periods ended June 30, 2019 have been reviewed by our Audit Committee and approved by our Board of Directors. This MD&A was prepared by management with information available as at August 7, 2019.

All currency figures reported in the condensed consolidated interim financial statements and in this document are in Canadian dollars, unless otherwise specified.

CORPORATE PROFILE

We are a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. Our lead product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus. Our shares trade on the Toronto Stock Exchange (“TSX”) under the symbol BLU.

BUSINESS OVERVIEW

Key Updates

•	First Patient Enrolled in Phase 2 RELIEF Study of BLU-5937 for the Treatment of Refractory Chronic Cough: We announced at the end of July 2019 that the first patient had been enrolled in the Phase 2 RELIEF study of BLU-5937 for the treatment of refractory chronic cough. The study will evaluate the efficacy and safety of BLU-5937 and is expected to build on the Phase 1 evidence showing little to no impact on taste. We anticipate top-line results in mid-2020;

•	Key Opinion Leader (“KOL”) Meeting to Discuss the State of Chronic Cough Treatment: In July 2019, we held a KOL event to discuss chronic cough, which was led by Dr. Jacky Smith, Professor at the University of Manchester, United Kingdom. We also provided a clinical and regulatory update on our lead P2X3 antagonist product candidate, BLU-5937. The archived webcast and presentation of this meeting are available on our website at www.bellushealth.com;

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•	Pursuit of Second Indication for BLU-5937 in Chronic Pruritus: We announced at the end of July 2019 that we were expanding our BLU-5937 P2X3 antagonist platform to chronic pruritus. Preclinical data in pruritus will be presented at the 2019 European Society for Dermatological Research Conference in September. We expect to begin a clinical Phase 2 study in chronic pruritus associated with atopic dermatitis, also known as eczema, in 2020;

•	Two Abstracts Presented at Medical Conferences: We presented two abstracts, including data from the clinical Phase 1 study for BLU-5937, at the American Thoracic Society Conference on May 21, 2019 and at the American Cough Conference on June 7, 2019; and

•	Cash Runway to 2021: We concluded the quarter with cash, cash equivalents and short-term investments totalling $42.4 million, which we expect will provide enough capital to fund our operations into Q1 2021.

BLU-5937 for Chronic Cough

Our lead product candidate, BLU-5937, is a potent, highly selective antagonist of the P2X3 receptor, a clinically validated target for chronic cough.

On July 30, 2019, we announced the initiation of our clinical Phase 2 study for BLU-5937 in refractory chronic cough patients with the enrollment of the first patient. The Phase 2 study is referred to as the RELIEF (A Randomized, Double-blind, Placebo-Controlled, Crossover, Dose Escalation Study of BLU-5937 in Subjects with Unexplained or Refractory Chronic Cough) study.

The RELIEF study is a dose-escalation, placebo-controlled and crossover design to assess the efficacy, safety, and tolerability of BLU-5937 at four doses; 25, 50, 100 and 200 mg, administered orally, twice-daily (BID). Doses will be escalated at four-day intervals. We expect that approximately 65 patients with refractory chronic cough will be enrolled at twelve clinical sites in the United Kingdom and the United States. We expect to complete enrollment in the first quarter of 2020 and anticipate top-line results in mid-2020.

The four doses selected for the RELIEF study were based on pharmacokinetic/pharmacodynamic modeling using data gathered from preclinical cough studies, data from a Phase 2 study with competitor and the BLU-5937 Phase 1 study. We anticipate that the optimal therapeutic doses will be 50 mg to 100 mg BID. However, to allow a better characterization of the dose response range and proper dose selection for future clinical studies, doses of 25 mg BID and 200 mg BID will also be evaluated.

The primary efficacy endpoint of the RELIEF study is the change from baseline in awake cough frequency as measured by a cough recorder at the end of each dose level. Secondary endpoints include the change in 24-hour cough frequency and the change in the Leicester Cough Questionnaire, Cough Severity Visual Analogue Scale (VAS) and the Global Rating of Change Scale.

We will also collect taste adverse event data as part of the RELIEF study. Our Phase 1 results showed that at the anticipated therapeutic doses of 50 mg to 100 mg BID, BLU-5937 did not cause any loss of taste perception and only one subject out of 24 (<5%) reported transient and sporadic taste alteration only on the first day of dosing. No subject reported total loss of taste at any dose. To fully characterize any potential taste disturbance effects seen in the RELIEF study, a questionnaire will be provided to patients who report taste side effects in the study.

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The key inclusion criteria in the RELIEF study are that patients must have unexplained or refractory chronic cough for at least one year, a cough count of ≥ 10 per hour (Awake Cough Count at Screening) and a score of ≥ 40mm on the Cough Severity VAS at Screening. Current or past smokers (within the past 6 months), and patients with diagnosis of chronic obstructive pulmonary disease, bronchiectasis or idiopathic pulmonary fibrosis, are key exclusion criteria.

The RELIEF study is being conducted by Illingworth Research Group, a clinical research organization which has conducted multiple clinical studies in chronic cough in the past. Each of the study sites are experienced in conducting chronic cough studies, including at least one P2X3 antagonist study. Many of the sites are Centers of Excellence for the treatment of chronic cough and have access to a significant pool of patients.

Preclinical studies demonstrated that BLU-5937 is a highly selective P2X3 antagonist exhibiting a potent anti-tussive effect without affecting taste perception and an excellent safety profile. In a guinea pig cough model, BLU-5937 showed comparable anti-tussive efficacy to the current leading P2X3 antagonist in development, Merck & Co’s gefapixant. In a rat taste model, BLU-5937 was not associated with taste loss whereas, consistent with clinical study data previously presented by Merck & Co, gefapixant led to significant taste loss.

Chronic cough is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. We estimate that approximately 26 million adults in the United States suffer from chronic cough, with more than 2.6 million having refractory chronic cough lasting for more than a year. There is no specific therapy approved for refractory chronic cough and treatment options are limited.

KOL Meeting to Discuss the State of Chronic Cough Treatment

On July 16, 2019, we held a KOL meeting led by Dr. Jacky Smith to discuss chronic cough. The event included discussions on the unmet medical need and a review of current therapies in development, including P2X3 antagonists. We also provided a clinical and regulatory update on our lead P2X3 antagonist product candidate for the treatment of chronic cough, BLU-5937.

Dr. Jacky Smith, MB, ChB, FRCP, PhD, is a Professor of Respiratory Medicine at the University of Manchester, United Kingdom and an Honorary Consultant at University Hospital of South Manchester NHS Foundation Trust. Dr. Smith runs a multi-disciplinary research team whose focus is on understanding mechanisms underlying pathological cough, and a regional clinical service seeing patients with refractory chronic cough. Her main research interests lie in developing new endpoints in cough monitoring, understanding the mechanisms underlying cough in respiratory diseases and the testing of novel anti-tussive therapies. Dr. Smith is the Principal Investigator of our Phase 2 RELIEF study of BLU-5937 in refractory chronic cough.

BLU-5937 for Chronic Pruritus

On July 30, 2019, we announced that we are pursuing the development of BLU-5937 into a second indication, chronic pruritus. We will be presenting preclinical data on BLU-5937 in pruritus at the European Society for Dermatological Research Conference on September 21, 2019.

We plan to initiate a randomized, double-blind, placebo-controlled, parallel group design Phase 2 study to assess the efficacy, safety, and tolerability of one dose of BLU-5937 versus placebo in approximately 100 patients suffering from moderate to severe chronic pruritus associated with mild to moderate atopic dermatitis. We expect to begin the study in 2020.

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Chronic pruritus, commonly known as chronic itch, is characterized as an ongoing, uncomfortable, irritating sensation that makes a person want to scratch, and persists for more than six weeks. Chronic pruritus can be debilitating and has a significant impact on quality of life. We estimate that chronic pruritus associated with atopic dermatitis, also known as eczema, affects more than 16.9 million adults in the United States, of which three million are diagnosed, and 2.25 million are treated.

BLU-5937 P2X3 Antagonist Platform

BLU-5937, a highly selective P2X3 antagonist - (>1500 fold) for human P2X3 receptors versus P2X2/3 receptors - has the potential to be an important treatment option for chronic cough and chronic pruritus patients.

The P2X3 receptor in the cough reflex pathway is a rational target for treating chronic cough, and it has been validated in multiple clinical studies. With a modestly-selective P2X3 antagonist therapy for chronic cough, an adverse effect on taste perception is a well-known and widely-documented tolerability issue. We believe that a highly selective P2X3 antagonist can reduce coughing in patients with chronic cough, while maintaining taste function, by not inhibiting P2X2/3 receptors.

There are important similarities between chronic cough and chronic pruritus with respect to the P2X3 signaling pathway. Both conditions present inflammatory underlying conditions that trigger ATP release. Extracellular ATP activates P2X3 receptors in the upper airways or in the skin, which transmit an irritation signal to the brain that is interpreted as an urge to cough or urge to scratch, respectively.

In addition to chronic cough and chronic pruritus, BLU-5937 may potentially have clinical benefit in other afferent hypersensitization-related disorders, such as visceral pain, hypertension, and migraine, among others. We are exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

Other

Our BLU-5937 program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. The main patent family, incorporating composition of matter and methods of use claims for several potent and selective P2X3 antagonist compounds, including BLU-5937, has been granted in all major pharmaceutical markets, including the Unites Sates, Europe, Japan and China. These patents have an expiration date of 2034, excluding any potential patent term extension. In addition, a U.S. patent claiming P2X3 selectivity as a means of minimizing taste effects for BLU-5937 was granted in October 2018, extending BLU-5937’s patent protection to 2038.

RESULTS OF OPERATIONS

For the three-month period ended June 30, 2019, net loss amounted to $7,902,000 ($0.05 per share), compared to $1,564,000 ($0.01 per share) for the corresponding period the previous year. For the six-month period ended June 30, 2019, net loss amounted to $12,693,000 ($0.08 per share), compared to $3,407,000 ($0.03 per share) for the corresponding period the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937, our lead product candidate for chronic cough.

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Research and development expenses, net of research tax credits, amounted to $5,483,000 for the three-month period ended June 30, 2019 ($8,712,000 for the six-month period), compared to $881,000 for the corresponding period the previous year ($2,126,000 for the six-month period). The increase is primarily attributable to higher expenses incurred in relation to the development of BLU-5937, mainly for the manufacturing of active pharmaceutical ingredient for upcoming studies and activities in relation to the Phase 2 study in refractory chronic cough, for which the first patient was enrolled in July 2019. We expect these expenses to continue to increase in subsequent quarters as we pursue the Phase 2 study in refractory chronic cough, the development of BLU-5937 into a second indication, chronic pruritus, for which we expect a Phase 2 study will begin in 2020, and BLU-5937 enabling activities to prepare the program for later stage clinical development.

General and administrative expenses amounted to $2,367,000 for the three-month period ended June 30, 2019 ($3,770,000 for the six-month period), compared to $946,000 for the corresponding period the previous year ($1,650,000 for the six-month period). The increase is mainly due to higher stock-based compensation expense in relation to our deferred share unit plan and our stock option plan.

Net finance costs amounted to $60,000 for the three-month period ended June 30, 2019 ($228,000 for the six-month period), compared to a net finance income of $84,000 for the corresponding period the previous year ($181,000 for the six-month period). The increase in net finance costs is attributable to a foreign exchange loss that arose from the translation of our net monetary assets denominated in US dollars, which is offset in part by higher interest income.

Quarterly Results (Unaudited)

(in thousands of dollars, except per share data)

			Basic and diluted
Quarter	Revenues	Net loss	loss per share

Year ended December 31, 2019
Second	$8	$(7,902)	$(0.05)
First	9	(4,791)	(0.03)

Year ended December 31, 2018
Fourth	$9	$(2,630)	$(0.02)
Third	9	(3,047)	(0.03)
Second	8	(1,564)	(0.01)
First	9	(1,843)	(0.02)

Year ended December 31, 2017
Fourth	$22	$(1,605)	$(0.02)
Third	93	(1,680)	(0.03)

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The variation of the net loss of a quarter compared to the corresponding quarter of the previous year are explained by the following elements.

The increase in net loss for the second quarter of 2019 is primarily attributable to higher research and development expenses in relation to the BLU-5937 program. The increase in net loss for the first quarter of 2019 is primarily attributable to higher research and development expenses in relation to the BLU-5937 program. The increase in net loss for the fourth quarter of 2018 is primarily attributable to higher research and development expenses in relation to the BLU-5937 program, partially offset by a foreign exchange gain. The increase in net loss for the third quarter of 2018 is primarily attributable to higher research and development expenses in relation to the BLU-5937 program and stock-based compensation expense.

Related Party Transactions

Dr. Francesco Bellini is the Chairman of our Board of Directors and provides ongoing advisory services under the terms of a consulting and services agreement between us and Picchio International Inc. (“Picchio International”), wholly-owned by Dr. Francesco Bellini and his spouse. Picchio International receives a monthly fee of $20,833, plus the reimbursement of applicable expenses for services rendered under the agreement. The agreement has a one-year term renewable for successive one-year terms. We have recorded fees and expenses of $95,000 under the consulting and services agreement for both three-month periods ended June 30, 2019 and 2018. ($190,000 for both six-month periods ended June 30, 2019 and 2018).

FINANCIAL CONDITION

Liquidity and Capital Resources

As at June 30, 2019, we had available cash, cash equivalents and short-term investments totalling $42,369,000, compared to $48,906,000 as at December 31, 2018. For the six-month period ended June 30, 2019, the net decrease in cash, cash equivalents and short-term investments amounted to $6,537,000, compared to $3,641,000 for the corresponding period the previous year. The net decrease in cash is primarily attributable to funds used to finance our operating activities, mainly the research and development of our lead product candidate BLU-5937 for chronic cough.

Based on management’s estimate and current level of operations, we believe that the current liquidity position is sufficient to finance our operations into the first quarter of 2021.

During the six-month period ended June 30, 2019, we sold short-term investments for a net amount of $9,575,000 with initial maturities greater than three months and less than a year ($1,204,000 for the six-month period ended June 30, 2018).

There has been no significant change to our contractual obligations since December 31, 2018 other than in the ordinary course of business. As at June 30, 2019, we had commitments for expenditures related to contracts for research and development activities of approximately $12,156,000 (approximately $6,785,000 as at December 31, 2018), of which $9,571,000 is expected to be paid in 2019, $2,466,000 in 2020 and $119,000 in 2021.

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During the six-month period ended June 30, 2019, we received an aggregate amount of $416,000 and issued 1,094,923 common shares from treasury upon the exercise of broker warrants issued in connection with our equity offering in December 2017. Also, during this period, 11,812 broker warrants expired. In July 2019, we received an aggregate amount of $791,000 and issued 832,540 common shares from treasury upon the exercise of broker warrants issued in connection with our equity offering in December 2018.

During the six-month period ended June 30, 2019, we granted 3,655,000 stock options. Also, during this period, we received $75,000 and issued 150,000 common shares from treasury upon the exercise of stock options.

As at August 7, 2019, we had 159,117,149 common shares outstanding and 174,907,873 common shares on a fully diluted basis, including 15,173,000 stock options granted under the stock option plan and 617,724 broker warrants issued in connection with our 2018 equity offering.

December 2018 Offering and Use of Proceeds

On December 18, 2018, we completed an equity offering (the “2018 Offering”), issuing 36,842,105 common shares from treasury at a price of $0.95 per share for aggregate gross proceeds of $35 million.

We intend to allocate net proceeds of the 2018 Offering, together with the cash, cash equivalents and short-term investments on hand at the time of closing, to the research and development of BLU-5937, including clinical and preclinical studies, manufacturing, formulation and scale-up, other research and development activities as well as general and administrative expenses, working capital and other general corporate purposes.

The table below provides estimated amounts (as indicated in our prospectus supplement dated December 13, 2018 to our short form base shelf prospectus dated November 30, 2018), amounts used as of June 30, 2019 and anticipated material variance, if any:

		Amount
	Estimated	used as of
	amount	June 30, 2019	Anticipated
	(in millions $)	(in millions $)	variance

Clinical studies, including Phase 2	$21	$3	None
Preclinical studies	10	1	None
Manufacturing, formulation and scale-up	7	2	Note 1
Other R&D activities	6	1	None
General and administrative expenses, working capital and other general corporate purposes	6	1	None

Note 1: Higher anticipated costs for additional work associated with larger scale production and preparation for scale up of BLU-5937.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying our accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2018, except for new significant judgements related to lessee accounting under IFRS 16, Leases which are described in note 3 to the June 30, 2019 condensed consolidated interim financial statements.

Refer to the audited consolidated financial statements for the year ended December 31, 2018 for discussions on our accounting policies and estimates that are most important in assessing, understanding and evaluating our consolidated financial statements. Change in these estimates and assumptions could have a significant impact on our consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The accounting policies and basis of measurement applied in our condensed consolidated interim financial statements as at June 30, 2019 are the same as those applied in our consolidated financial statements for the year ended December 31, 2018, except as described below.

Changes in Significant Accounting Policies in 2019

We have initially adopted IFRS 16, Leases from January 1, 2019.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, as a lessee, we have recognized a right-of-use asset representing our rights to use the underlying asset and a lease liability representing our obligation to make lease payments in our statement of financial position in relation to our property lease.

We have applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated. It is presented under lAS 17, Leases and related interpretations. Further information on this accounting change can be found in note 3 to the June 30, 2019 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

There have been no changes in our ICFR that occurred during the period beginning April 1, 2019 and ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, our ICFR.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A, other than statements of fact that are independently verifiable at the date of this report, may constitute “forward-looking statements” within the meaning of Canadian securities legislation and regulations and other applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. This forward-looking information may include among other things, information with respect to our objectives and the strategies to achieve these objectives, information with respect to the use of proceeds of our financings as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. Our forward-looking statements include, but are not limited to, our expectations related to our preclinical and clinical studies, including the timing and results for our BLU-5937 Phase 2 RELIEF study and chronic pruritus program, and the timeframe through which our capital will fund our operations. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to our public filings with the Canadian securities regulatory authorities, including the Annual Information Form, for a discussion of the various risk factors that may affect our future results. Such risks factors include but are not limited to: the ability to expand and develop our project pipeline, the ability to obtain financing, the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which we do business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights, achievement of forecasted preclinical and clinical study milestones and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of our product candidates’ development process, their market size and commercial value, as well as the sharing of proceeds between us and our potential partners from potential future revenues, if any, are dependent upon a number of factors. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. We believe that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this report. These forward-looking statements speak only as of the date made, and we are under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future events, circumstances or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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